SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              ---------------
                                SCHEDULE 13D
                               (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO 13D-2(A)
                             (AMENDMENT NO. 2)1


                          Westfield America, Inc.
            ---------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
        ----------------------------------------------------------
                       (Title of Class of Securities)

                                959910 10 0
               ---------------------------------------------
                               (CUSIP Number)

                                 Irv Hepner
                        c/o Westfield America, Inc.
                    11601 Wilshire Boulevard, 12th Floor
                           Los Angeles, CA 90025
                               (310) 445-2427
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             February 11, 1999
                     ---------------------------------
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.








--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 959910 10 0                 SCHEDULE 13D     PAGE  2  OF  17   PAGES
---------------------------------                      -----------------------

-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Cordera Holdings Pty. Limited

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)|_|
                                                                        (b)|_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     |_|
      TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

-------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
     SHARES             600,000
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8   SHARED VOTING POWER
      EACH              0
    REPORTING       -----------------------------------------------------------
     PERSON         9   SOLE DISPOSITIVE POWER
      WITH              600,000
                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      600,000

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 0.8%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

-------------------------------------------------------------------------------

CUSIP NO. 959910 10 0          SCHEDULE 13D        PAGE  3  OF  17   PAGES
---------------------                              -----------------------

-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Frank P. Lowy

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|_|
                                                                         (b)|_|

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    |_|
      TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

-------------------------------------------------------------------------------
    NUMBER OF       7       SOLE VOTING POWER
     SHARES                 -0-
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY         8      SHARED VOTING POWER
      EACH                  73,941,270
    REPORTING       -----------------------------------------------------------
     PERSON          9      SOLE DISPOSITIVE POWER
      WITH                  -0-
                    -----------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            73,941,270
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      73,941,270

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 82.1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

-------------------------------------------------------------------------------

CUSIP NO. 959910 10 0          SCHEDULE 13D        PAGE  4  OF   17   PAGES
---------------------                              ------------------------

-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      David H. Lowy

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                       (b)|_|

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   |_|
      TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

-------------------------------------------------------------------------------
    NUMBER OF       7     SOLE VOTING POWER
     SHARES               -0-
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8     SHARED VOTING POWER
      EACH                73,941,270
    REPORTING       -----------------------------------------------------------
     PERSON         9     SOLE DISPOSITIVE POWER
      WITH                -0-
                    -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          73,941,270
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      73,941,270

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 82.1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

-------------------------------------------------------------------------------

CUSIP NO. 959910 10 0      SCHEDULE 13D         PAGE  5  OF   17   PAGES
---------------------                           ------------------------

-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Peter S. Lowy

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)|_|
                                                                        (b)|_|

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   |_|
      TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

-------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
     SHARES              -0-
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               73,941,270
    REPORTING       -----------------------------------------------------------
     PERSON         9    SOLE DISPOSITIVE POWER
      WITH               -0-
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         73,941,270
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      73,941,270

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 82.1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------

CUSIP NO. 959910 10 0              SCHEDULE 13D     PAGE  6  OF   17   PAGES
---------------------                               -------------------------

-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Steven M. Lowy

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                       (b)|_|

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   |_|
      TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

-------------------------------------------------------------------------------
    NUMBER OF        7      SOLE VOTING POWER
     SHARES                 -0-
  BENEFICIALLY       ----------------------------------------------------------
    OWNED BY         8      SHARED VOTING POWER
      EACH                  73,941,270
    REPORTING        ----------------------------------------------------------
     PERSON          9      SOLE DISPOSITIVE POWER
      WITH                  -0-
                     ----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            73,941,270
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      73,941,270

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 82.1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

-------------------------------------------------------------------------------

                                                       PAGE  7  OF  17  PAGES


                             AMENDMENT NO. 1 TO
                         STATEMENT ON SCHEDULE 13D

     This Amendment No. 1 (the "Amendment No. 1") amends the Statement on
Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "Schedule 13D"), relating to shares of the common stock, $.01 par value per share (the "Common Shares"), of Westfield America, Inc., a Missouri corporation (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 is being filed on behalf of Cordera Holdings Pty. Limited, Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy (collectively, the "Reporting Persons").

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Schedule 13D is hereby amended as follows:

          Each of Messrs. Frank P., David H., Peter S. and Steven M. Lowy may be deemed solely for purposes of U.S. securities laws to share beneficial ownership of (i) the Common Shares owned by Cordera Holdings Pty. Limited ("Cordera"), (ii) the Common Shares that may be deemed to be beneficially owned by Westfield Holdings Limited ("WHL") and (iii) the Common Shares owned by the PM Capital Absolute Performance Fund (the "PM Capital Fund"), which Messrs. Frank P., David H., Peter S. and Steven M. Lowy own an interest in through their ownership interest of LFG Holdings Pty. Limited. WHL may be deemed to beneficially own (x) the Common Shares owned by the Perpetual Trustee Company Limited, the trustee of Westfield America Trust (the "WAT Trustee") and (y) the Common Shares owned by Westfield American Investments Pty. Limited ("WAI") and Westfield Corporation, Inc. ("WCI"), each a subsidiary of WHL. WHL disclaims beneficial ownership of the shares described in (x) above. Each of Frank P., David H., Peter S. and Steven M. Lowy disclaims beneficial ownership of the shares described in (ii), (iii),
(x) and (y) above. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

            In August 1998, the WAT Trustee purchased an aggregate of 416,667 shares of Series D Preferred Stock (the "Series D Preferred Shares") of the Company for cash consideration of $75,000,060. In December 1998, the WAT Trustee purchased an aggregate of 138,889 shares of Series D-1 Preferred Stock (the "Series D-1 Preferred Shares") of the Company for cash consideration of $25,000,020. The cash consideration for the acquisition of the Series D Preferred Shares and the Series D-1 Preferred Shares was obtained through an equity placement in Australia which raised A$118 million, with the remainder obtained from working capital.

            In August 1998, WAI purchased an aggregate of 277,778 Series D Preferred Shares for cash consideration of $50,000,040. The cash consideration for the acquisition was obtained from working capital.

                                                       PAGE  8  OF  17  PAGES


            The Series D Preferred Shares and the Series D-1 Preferred Shares are immediately convertible into Common Shares. Each Series D Preferred Share or Series D-1 Preferred Share, as applicable, is convertible at the option of the holder at any time, into such number of Common Shares as is determined by dividing $180.00 (which number is the aggregate Liquidation Preference of such share) plus accrued but unpaid dividends by the Conversion Price (as defined below). The initial Conversion Price is $18.00, subject to standard anti-dilution provisions.

            From February 1998 to May 1999, 839,400 Common Shares were acquired by WAI for cash consideration of approximately $14,251,679, which consideration was obtained from working capital.

            In September 1999, 350,000 Common Shares were acquired by the WAT Trustee for cash consideration of approximately $4,921,956, which consideration was obtained from working capital.

            In December 1999, 88,800 Common Shares were acquired by the WAT Trustee for cash consideration of approximately $1,154,106, which consideration was obtained from working capital.

            In February 2000, 614,000 Common Shares were acquired by the WAT Trustee for cash consideration of approximately $8,359,934, which consideration was obtained from working capital.

            In March 2000, 356,500 Common Shares were acquired by the WAT Trustee for cash consideration of approximately $4,965,924, which consideration was obtained from working capital.

            From January 1999 to March 1999, 74,800 Common Shares were acquired by the PM Capital Fund for approximately $1,253,098, which consideration was obtained from working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended as follows:

            The WAT Trustee acquired the Series D Preferred Shares, the Series D-1 Preferred Shares and the Common Shares in order to increase its equity interest in the Company. WAI acquired the Series D Preferred Shares and the Common Shares in order to increase the equity interest of WHL in the Company. WHL may directly or indirectly continue to purchase securities of the Company from time to time. In addition, the WAT Trustee may continue to purchase securities of the Company from time to time. However, none of the Reporting Persons has any plans or proposals which relate to or would result in:

                                                       PAGE  9  OF  17  PAGES


            (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

            (5) any material change in the present capitalization or dividend policy of the Company;

            (6) any other material change in the Company's business or corporate structure;

            (7) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (10)  any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(a) of the Schedule 13D is hereby amended as follows:

            (a) Each of Frank P., David H., Peter S. and Steven M. Lowy Westfield Holdings Limited ("WHL") may be deemed to beneficially own 73,941,270 Common Shares, which represents approximately 82.1% of the outstanding Common Shares. Each of Messrs. Frank P., David H., Peter S. and Steven M. Lowy disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by WHL, the WAT Trustee or the PM Capital Fund as described in Item 3 above. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in respect to Australian legal matters.

                                                       PAGE  10  OF  17  PAGES


            Item 5(b) of the Schedule 13D is hereby amended as follows:

            (b)  Reference is made to Item 3.

            WCI has the sole power to vote and dispose of all 2,264,210 Common Shares held by it.

            WAI has the sole power to vote and dispose of all 14,583,642 held by it.

            The PM Capital Fund has the sole power to vote and dispose of all 74,800 Common Shares held by it.

            Other than with respect to the election of directors of the Company, Westfield America Management Limited ("WAM") has shared power with the WAT Trustee to vote and dispose of all 56,418,618 Common Shares owned by the WAT Trustee. With respect to the election of directors of the Company, the WAT Trustee may only vote the Common Shares held by it as approved by the holders of units of WAT.

            By view of their ownership and management of Cordera, Messrs. Frank P., David H., Peter S. and Steven M. Lowy may be deemed to beneficially own all 600,000 Common Shares owned by Cordera and thus, have shared power to dispose of and vote such shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in respect to Australian legal matters.

            Item 5(c) of the Schedule 13D is hereby amended as follows:

            (c) WAI effected the following open market purchases of Common Shares during the period beginning 60 days prior to February 11, 1999 and ending on the date of this Statement:

            Date of              Number               Price
            Transaction          of Shares            per Share
            -----------          ---------            ---------

            2/10/99                11,000              $16.750
            2/11/99                47,500              $17.000
            2/12/99                17,500              $16.938
            2/16/99                 1,000              $16.563
            2/16/99                 5,000              $16.500
            2/17/99                   300              $16.688
            2/17/99                 2,500              $16.563
            2/17/99                 1,100              $16.625
            2/18/99                   500              $16.563
            2/18/99                   700              $16.625
            2/18/99                 1,600              $16.688
            2/19/99                 9,700              $16.438

                                                       PAGE  11  OF  17  PAGES


            3/2/99                  2,800              $16.875
            3/2/99                  1,000              $16.813
            3/2/99                  8,400              $16.750
            3/3/99                  7,800              $16.750
            5/13/99                 2,000              $16.000
            5/13/99                 2,000              $15.938


            The WAT Trustee effected the following open market purchases of Common Shares during the past 60 days:

            Date of              Number               Price
            Transaction          of Shares            per Share
            -----------          ---------            ---------

            9/21/99               113,000             $14.125
            9/21/99                 1,400             $14.063
            9/21/99                10,600             $14.00
            9/22/99               100,000             $14.063
            9/22/99                50,000             $14.00
            9/23/99                25,000             $14.063
            9/23/99                48,900             $14.00
            9/23/99                 1,100             $13.938
            12/20/99               27,000             $13.00
            12/20/99                5,700             $12.8125
            12/20/99                3,300             $12.750
            12/20/99                1,000             $12.625
            12/21/99                7,100             $13.3125
            12/21/99                6,400             $13.250
            12/21/99                  100             $13.125
            12/21/99                3,800             $13.0625
            12/22/99               10,000             $13.00
            12/22/99               12,100             $12.9375
            12/23/99                  200             $13.00
            12/23/99                2,800             $12.9375
            12/23/99                9,300             $12.875
            2/08/00                   600             $12.875
            2/08/00                 1,000             $12.8125
            2/09/00                36,200             $13.375
            2/09/00                   900             $13.25
            2/09/00                 1,600             $13.1875
            2/09/00                   300             $13.00
            2/09/00                 1,500             $12.8125
            2/10/00                10,500             $13.50
            2/16/00                 1,000             $13.6875
            2/17/00                43,800             $13.75

                                                       PAGE  12  OF  17  PAGES


            2/17/00                 2,000             $13.6875
            2/17/00                   600             $13.625
            2/18/00               346,000             $13.625
            2/22/00                 6,200             $13.50
            2/23/00                19,600             $13.3485
            2/24/00               142,200             $13.50
            3/02/00                11,900             $13.50
            3/03/00               105,700             $13.9866
            3/06/00                 8,000             $13.625
            3/08/00                 8,000             $13.068
            3/09/00                 8,000             $13.4844
            3/10/00                 1,400             $13.4375
            3/13/00                 6,200             $13.4547
            3/15/00                 5,700             $13.625
            3/16/00               137,900             $13.9427
            3/17/00                 6,200             $13.7288
            3/20/00                 5,000             $13.9925
            3/21/00                 5,000             $13.9888
            3/22/00                34,500             $14.00
            3/23/00                 2,000             $14.00
            3/24/00                 5,000             $14.00
            3/27/00                 6,000             $13.7656

            The PM Capital Fund effected the following open market purchases of Common Shares during the period beginning 60 days prior to February 11, 1999 and ending on the date of this Statement:

            Date of              Number               Price
            Transaction          of Shares            per Share
            -----------          ---------            ---------

            1/8/99                 10,200             $17.74
            1/11/99                 7,200             $17.50
            1/12/99                10,000             $17.50
            1/13/99                10,000             $17.50
            1/14/99                 4,400             $17.50
            1/15/99                 3,400             $17.50
            3/8/99                  9,600             $16.10
            3/24/99                20,000             $15.25

            Item 5(d) of the Schedule 13D is hereby amended as follows:

            (d) Holders of WAT units will receive economic benefits from the Common Shares and the Preferred Shares held by the WAT Trustee. Solely for purposes of U.S. securities laws, WHL may be deemed to own beneficially
22.2% of outstanding WAT units and each of Messrs. Frank P., David H.,
Peter S. and Steven M. Lowy may be deemed

                                                       PAGE  13  OF  17  PAGES


to each own beneficially 28.8% of outstanding WAT units. Each of the Messrs. Lowy disclaims beneficial ownership of the WAT units. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 of the Schedule 13D is hereby amended as follows:

            Under the Subscription Agreements, dated as of June 25, 1998 and December 17, 1998, each among the Company, WAM and the WAT Trustee (the "WAT Subscription Agreements"), so long as the WAT Trustee owns any Series D Preferred Shares or Series D-1 Preferred Shares, as applicable, if the Company shall fail to continue to be taxed as a real estate investment trust pursuant to Sections 856 through 860 of the Internal Revenue Code, the WAT Trustee shall have the right to require the Company, to the extent the Company shall have funds legally available therefor, to repurchase any or all of the Series D Preferred Shares or Series D-1 Preferred Shares, as applicable, held by the WAT Trustee in an amount equal to 115% of the liquidation preference thereof, plus accrued and unpaid dividends, whether or not declared, if any, to the date of repurchase or the date payment is made available.

            Under the Subscription Agreement, dated as of June 25, 1998, among the Company and WAI (the "WAI Subscription Agreement") so long as WHL or any of its wholly-owned subsidiaries (a "WHL Entity") shall own any of the Series D Preferred Shares, if the Company shall fail to continue to be taxed as a real estate investment trust pursuant to Sections 856 through 860 of the Internal Revenue Code, each WHL Entity shall have the right to require the Company, to the extent the Company shall have funds legally available therefor, to repurchase any or all of the Series D Preferred Shares held by such WHL Entity in an amount equal to 115% of the liquidation preference thereof, plus accrued and unpaid dividends, whether or not declared, if any, to the date of repurchase or the date payment is made available.

            In addition, pursuant to the Certificate of Designation setting forth "Resolution Designating Series D Preferred Shares and Fixing Preferences and Rights Thereof " (the "Series D Certificate of Designation"), the Series D Preferred Shares are redeemable, at the option of the Company, on or after August 12, 2008 at a redemption price equal to the sum of $180.00 per share and all accrued and unpaid dividends through the call date specified in the notice to holders regarding the redemption.

            Pursuant to the Series D Certificate of Designation, If there is a Change of Control (as defined therein), the holders of the Series D Preferred Shares can require the Company, if the Company has funds legally available therefor, to redeem their Series D Preferred Shares at a cost of $189.00, plus accrued and unpaid dividends, if any, to the date that the Company repurchases such shares.

                                                       PAGE  14  OF  17  PAGES


            Pursuant to the Series D Certificate of Designation, from and after August 12, 2008, the holders of the Series D Preferred Shares have the right to require the Company to redeem their Series D Preferred Shares either for cash or for Common Shares, at the Company's option, as long as the current market price of the Common Shares is less than $18.00, adjusted for events that affect the Conversion Price (as defined therein).

            Pursuant to the Series D Certificate of Designation, the holders of Series D Preferred Shares do not have any voting rights, other than as required by law, except that a majority of the holders of the Series D Preferred Shares, voting together as a class, must approve any amendment, alteration or repeal of the Company's Articles of Incorporation or the Series D Certificate of Designation that materially and adversely affects their voting powers, rights or preferences and a majority of the holders of the Series D Preferred Shares, voting together as a class, must approve any merger or consolidation that the Company is involved in, if the Company does not survive such merger or consolidation and the holders of the Series D Preferred Shares do not receive shares of the surviving corporation with substantially similar rights, preferences and powers in the surviving corporation as their Series D Preferred Shares.

            Pursuant to the Registration Rights Agreement, dated as of May 21, 1997, among the Company, WHL and each of WHL's subsidiaries (the "Registration Rights Agreement"), WHL and each WHL's subsidiaries are entitled to (i) register under the Securities Act of 1933, as amended (the "Securities Act"), (a) Common Shares held by WHL or any of WHL's subsidiaries, (b) any other Common Shares acquired by WHL or any of its subsidiaries in the future (including Common Shares received by WAI upon conversion of the Series D Preferred Shares or conversion of the Series D-1 Preferred Shares) and (c) any securities or issued or issuable with respect to (x) such Common Shares or (y) other securities of the Company or any other person which WHL or any of its subsidiaries is entitled to receive, or shall have received, in lieu of or in addition to Common Shares, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Shares by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise (collectively, the "Registrable Securities") and (ii)subject to certain exceptions, to require the Company to include the Registrable Securities in any registration of equity securities of the Company under the Securities Act.

            Pursuant to the Certificate of Designation setting forth "Resolution of the Board of Directors of Westfield America, Inc. Designating Series D-1 Preferred Shares and Fixing Preferences and Rights Thereof" (the "Series D-1 Certificate of Designation" and together with the Series D Certificate of Designation, the "Certificates of Designation"), the Series D-1 Preferred Shares are redeemable, at the option of the Company, on or after August 12, 2008 at a redemption price equal to the sum of $180.00 per share and all accrued and unpaid dividends through the call date specified in the notice to holders regarding the redemption.

            Pursuant to the Series D-1 Certificate of Designation, If there is a Change of Control (as defined therein), the holders of the Series D Preferred Shares can require the Company, if the Company has funds legally available therefor, to redeem their Series D-1

                                                       PAGE  15  OF  17  PAGES


Preferred Shares at a cost of $189.00, plus accrued and unpaid dividends, if any, to the date that the Company repurchases such shares.

            Pursuant to the Series D-1 Certificate of Designation, from and after August 12, 2008, the holders of the Series D-1 Preferred Shares have the right to require the Company to redeem their Series D-1 Preferred Shares either for cash or for Common Shares, at the Company's option, as long as the current market price of the Common Shares is less than $18.00, adjusted for events that affect the Conversion Price (as defined therein).

            Pursuant to the Series D-1 Certificate of Designation, the holders of Series D Preferred Shares do not have any voting rights, other than as required by law, except that a majority of the holders of the Series D-1 Preferred Shares, voting together as a class, must approve any amendment, alteration or repeal of the Company's Articles of Incorporation or the Series D-1 Certificate of Designation that materially and adversely affects their voting powers, rights or preferences and a majority of the holders of the Series D-1 Preferred Shares, voting together as a class, must approve any merger or consolidation that the Company is involved in, if the Company does not survive such merger or consolidation and the holders of the Series D-1 Preferred Shares do not receive shares of the surviving corporation with substantially similar rights, preferences and powers in the surviving corporation as their Series D-1 Preferred Shares.

            Under the Investors Agreement, dated as of May 21, 1997, if the WAT Trustee should elect to sell either the warrant it acquired in July 1996 to purchase 6,246,096 Common Shares or the warrant it acquired in May 1997 to purchase 2,089,552 Common Shares (collectively, the "WAT Warrants"), then WHL has a right of first refusal with respect thereto.

            All references to, and summaries of, the WAT Subscription Agreements, the WAI Subscription Agreement, the Certificates of Designation and the Registration Rights Agreement in this Amendment No. 1 are qualified in their entirety by reference to such agreements, the full text of which are filed as exhibits hereto and incorporated herein by this reference.



ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          EXHIBIT A Powers of Attorney (1).
          EXHIBIT B WAT Subscription Agreement, dated as of June 25, 1998. EXHIBIT C WAT Subscription Agreement, dated as of December 17, 1998. EXHIBIT D WAI Subscription Agreement, dated as of June 25, 1998. EXHIBIT E Series D Certificate of Designation
          EXHIBIT F Series D-1 Certificate of Designation
          EXHIBIT G Registration Rights Agreement, dated as of May 21, 1997 EXHIBIT H Investors Agreement, dated as of May 21, 1997
          EXHIBIT I WAT Warrants

                                                       PAGE  16  OF  17  PAGES



---------------------
(1) Incorporated by reference to Statement on Schedule 13D filed May 30, 1997, on behalf of Cordera Holdings Pty. Limited, Frank P. Lowy, David H.
     Lowy, Peter S. Lowy and Steven M. Lowy.

                                                       PAGE  17  OF  17  PAGES



                                 SIGNATURE


            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2000

                                           CORDERA HOLDINGS PTY. LIMITED


                                           By:/s/ Peter S. Lowy
                                              ------------------------
                                              Peter S. Lowy
                                              Director


                                                              *
                                              -------------------------
                                                        Frank P. Lowy


                                                              *
                                              -------------------------
                                                        David H. Lowy


                                           /s/ Peter S. Lowy
                                               ------------------------
                                                        Peter S. Lowy


                                                              *
                                               ------------------------
                                                       Steven M. Lowy


                                           * By:/s/ Peter S. Lowy
                                                ------------------------
                                                Peter S. Lowy
                                                Attorney-in-fact